EXHIBIT 99.10
February 14, 2006
To: The Board of Directors of Motient Corporation
     I have lost confidence in current management and the other members of the Board of Directors of Motient Corporation and believe that the actions being taken by management and other members of the Board do not serve the best interests of all stockholders. As a result, I am left with no choice but to resign from the Board of Directors of Motient Corporation, effective immediately. Because I continue to believe that the Company has great potential, Highland Capital Management, L.P. is announcing today its intention to propose a group of highly-qualified and predominantly independent directors to replace the existing Board of Directors.

Sincerely,
/s/ James D. Dondero
James D. Dondero